Exhibit 99.1

Materialise NV Announces Changes to Board of Directors

Leuven, Belgium – June 9, 2015. Materialise NV (Nasdaq: MTLS), a leading provider of 3D printing software and sophisticated 3D printing solutions in the medical and industrial markets, today announced, further to its ordinary General Assembly, that Ms. Lieve Verplancke has joined its board of directors and that Mr. Guy Weyns and Mr. Bart Luyten (representing Sniper Investments NV) have stepped down.

Executive Chairman Peter Leys commented, “On behalf of the entire Board, I would like to welcome Lieve Verplancke, who brings three decades of commercial experience in the healthcare sector to Materialise. We are delighted to have the opportunity to benefit from her vast knowledge and the many diverse roles she has played in the industry.”

Ms. Verplancke began her career with Beecham Group/GlaxoSmithKline in 1984 and later held key management positions with leading pharmaceutical companies Merck & Co. and Bristol-Myers Squibb. At Bristol Myers Squibb, she served as Managing Director, leading their Belgian/GDL subsidiary for 18 years. She currently serves on the board of a large hospital group in Belgium and of a Euronext-listed investment fund.

Ms. Verplancke is a medical doctor (MD) and holds a postgraduate degree in economics as well as an MBA. In addition, she is a certified Executive Coach (PCC) with expertise in helping organizations increase their effectiveness and build relationships. Ms. Verplancke will serve on the board’s Audit Committee.

Mr. Leys continued, “I would also like to thank Guy and Bart for their many contributions to Materialise. We benefited greatly from their financial insights and capital markets expertise, particularly during our IPO process.”

About Materialise

With its headquarters in Leuven, Belgium, and branches worldwide, Materialise is a provider of Additive Manufacturing (AM) software solutions and sophisticated 3D printing services in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Materialise has been playing an active role in the field of AM since 1990, through its involvement in AM for industrial and medical applications, by providing biomedical and clinical solutions such as medical image processing and surgical simulations and by developing unique solutions for its customers’ prototyping, production, and medical needs. For additional information, please visit: www.materialise.com.

Press contacts:

Vanessa Palsenbarg

Corporate Communications Specialist, Materialise

Phone: +32 16 39 66 37

Fax: +32 16 39 66 00

Email: press@materialise.com

Twitter: @belgiancanuck or @MaterialiseNV

Visit: www.materialise.com

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

Phone: +1-212-838-3777

Email: hfried@lhai.com